UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 15, 2010

CITY TELECOM (H.K.) LIMITED
(Translation of registrant’s name into English)
Level 39
Tower I, Metroplaza
No. 223 Hing Fong Road
Kwai Chung
New Territories
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated April 15, 2010 relating to Estimated Improvement in Profit Attributable to Shareholders for the six months ended February 28, 2010 of the Company.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED
By:	/s/ Lai Ni Quiaque
	Name:	Lai Ni Quiaque
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: April 15, 2010

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CITY TELECOM (H.K.) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 1137)
ANNOUNCEMENT
ESTIMATED IMPROVEMENT IN
PROFIT ATTRIBUTABLE TO SHAREHOLDERS
FOR THE SIX MONTHS ENDED 28 FEBRUARY 2010
Since the launch of our Member-Get-Member program on 1 November 2009 for residential 100Mbps broadband services at HK$99/month, we have seen a significant increase in our broadband subscriptions. During the six months ended 28 February 2010, the Company added 73,000 net broadband subscriptions compared to 34,000 net additions for the six months ended 28 February 2009.
Compared with the corresponding period in the prior year, as disclosed in our 2009 Interim Report, for the six-month period ended 28 February 2010, we expect revenue to have increased by more than 8%, EBITDA to have increased by more than 5% and profit attributable to shareholders to have increased by more than 50%.
Shareholders of the Company and/or investors are advised to exercise caution when dealing in our shares.
This announcement is made by City Telecom (H.K.) Limited (the “Company”) pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
I.	Estimated Results for the reporting period
1.	Period to which the estimated results applies: Six months ended 28 February 2010

2.	Estimated increase as compared to the corresponding period last year in key financial indicators:

Our preliminary consolidated results (the “Estimated Results”) prepared in accordance with the Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants show that for the six months ended 28 February 2010, as compared with the corresponding period in the prior year, as disclosed in the 2009 Interim Report:

1.	Our revenue is estimated to have increased by more than 8%

2.	Our EBITDA is estimated to have increased by more than 5%

3.	Our profit attributable to shareholders is estimated to have increased by more than 50%
3.	The Estimated Results have not been audited.
II.	Results of the corresponding period last year, being the six months ended 28 February 2009
1.	Revenue of HK$721.2 million

2.	EBITDA of HK$232.0 million

3.	Profit attributable to shareholders of HK$75.3 million

4.	Earnings per share (basic): HK11.6 cents

5.	Earnings per share (diluted): HK11.4 cents
III.	Comparison of certain key operating statistics with those of the corresponding period during the prior year
1.	Fixed Telecommunications Network Services (FTNS)

Since the launch of our Member-Get-Member program on 1 November 2009 for 100Mbps residential broadband services at HK$99/month, we have seen a significant increase in our broadband subscriptions. During the six months ended 28 February 2010, we added 73,000 net broadband subscriptions compared to 34,000 net additions for the corresponding period during the prior year.

During the period, for our IP-TV business, we focused on improving our revenue yield per customer by proactively collecting back set-top-boxes from low yielding customers for refurbishment and deployment to higher yielding customers. As a result, there was a net decline in subscription numbers.

	As of	As of
	28 February 2009	28 February 2010

Number of Registered Subscriptions
Broadband	350,000	464,000
Voice-over-IP	352,000	406,000
IP-TV	170,000	157,000

Total	872,000	1,027,000

	For the six months	For the six months
	ended	ended
	28 February 2009	28 February 2010
Movement during the Period

Broadband	34,000	73,000
Voice-over-IP	23,000	24,000
IP-TV	14,000	(13,000)

Total	71,000	84,000

2.	International Telecommunications Services (IDD)

IDD traffic volume recorded a fall of approximately 6% in the reporting period to 230 million minutes, when compared with the 245 million minutes recorded in the corresponding period last year.

3.	Capital expenditure

Due to our continuing network expansion, we recorded an increase in capital expenditure of approximately 21% to about HK$177 million from HK$146 million as recorded in the corresponding period last year.

IV.	Reasons for improvement in estimated results

Our major businesses experienced positive trends during the six months ended 28 February 2010. The increase in estimated revenue is primarily due to the improvement from our FTNS business.

Despite relatively high customer acquisition costs associated with accelerated broadband subscription growth, we were able to grow our EBITDA slightly.

The estimated improvement in profit attributable to shareholders was mainly due to 1) lower interest expense after the buy back and cancellation of our 10-year senior notes, which reduced the amount outstanding from US$89 million to US$21 million during the second half of FY2009 and 2) the improvement of our FTNS business. These positive factors more than offset the loss on early redemption premium and the buyback and cancellation on our 10-year senior notes of HK$9.6 million.

V.	Updated FY2010 Guidance

Further to the “FY2010 Guidance” (the “Guidance”) as set out in the section headed “Chairman Statement” on page 9 of our 2009 annual report, we have updated our outlook for the twelve months ending 31 August 2010 as follows:

•	broadband subscriptions growth from 391,000 subscriptions as of 31 August 2009 to exceed 510,000 subscriptions by 31 August 2010 (Guidance was 500,000 subscriptions)

•	mild revenue growth (remain unchanged)

•	EBITDA of HK$477 million, being equal to the total FY2009 EBITDA of HK$508 million minus the gain on extinguishment of 10-year senior notes of HK$31 million (remain unchanged)

•	capital expenditure of HK$300-350 million (remain unchanged)
The information contained in this announcement is only a preliminary estimate performed by our Board of Directors and was unaudited.
Shareholders of the Company and/or investors are advised to exercise caution when dealing in the Company’s shares.

By Order of the Board
City Telecom (H.K.) Limited
Lai Ni Quiaque
Executive Director, Chief Financial Officer and
Company Secretary
Hong Kong, 15 April 2010
As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Mr. Yeung Chu Kwong, William (Chief Executive Officer) and Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director of the Company is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors of the Company are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

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